MORGAN, LEWIS & BOCKIUS LLP
ONE FEDERAL STREET
BOSTON, MASSACHUSETTS 02110

February 13, 2015

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	Aquila Funds Trust (File Nos. 2-79722 and 811-3578)
Aquila Municipal Trust (File Nos. 33-1857 and 811-4503)
The Cascades Trust (File Nos. 33-4382 and 811-4626)
Hawaiian Tax-Free Trust (File Nos. 2-92583 and 811-4084)

Ladies and Gentlemen:

This letter responds to comments received from Mr. Chad D. Eskildsen of the Staff of the Securities and Exchange Commission (the “Commission”) in connection with the Staff’s review of Form N-CSR filings made by Aquila Funds Trust, Aquila Municipal Trust, The Cascades Trust and Hawaiian Tax-Free Trust (each, a “Registrant” and collectively, the “Registrants”). Following are the Staff’s comments and the Registrants’ responses thereto:

1.	Comment:	The Staff asked that the Registrants provide a letter to the Commission that includes certain “Tandy” acknowledgments with the Registrants’ response to the Staff’s comments.
	Response:	A Tandy representation letter executed in connection with the filing of this response is attached hereto as Exhibit A.
2.	Comment:
The Staff requested that each Registrant include in future shareholder reports the disclosure required by Item 27(b)(7)(ii)(B) of Form N-1A to accompany the Growth of $10,000 Graph and Average Annual Total Return Chart in the Management Discussion of Fund Performance stating that the graph and chart do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

	Response:	Each Registrant confirms that it will include the disclosure referenced by the Staff in future shareholder reports.

Please call the undersigned at (617) 951-8458 or Toby Serkin at (617) 951-8760 with any questions.

Sincerely,

/s/ Jeremy Kantrowitz

Jeremy Kantrowitz

cc:          Diana P. Herrmann
Charles E. Childs, III
Roger P. Joseph
Toby R. Serkin

Exhibit A

Aquila Funds Trust
Aquila Municipal Trust
The Cascades Trust
Hawaiian Tax-Free Trust
120 West 45th Street, Suite 3600
New York, New York 10036

February 13, 2015

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	Aquila Funds Trust (File Nos. 2-79722 and 811-3578)
Aquila Municipal Trust (File Nos. 33-1857 and 811-4503)
The Cascades Trust (File Nos. 33-4382 and 811-4626)
Hawaiian Tax-Free Trust (File Nos. 2-92583 and 811-4084)

Ladies and Gentlemen:

In connection with the review by the Staff of the Securities and Exchange Commission (the “Commission”) of Form N-CSR filings made by Aquila Funds Trust, Aquila Municipal Trust, The Cascades Trust and Hawaiian Tax-Free Trust  (each, a “Registrant”), each Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                               Sincerely,

                               Aquila Funds Trust
                               Aquila Municipal Trust
                               The Cascades Trust
                               Hawaiian Tax-Free Trust

                               By:          /s/ Charles E. Childs, III
                               Name:    Charles E. Childs, III
                               Title:       Secretary